SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  November 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Announces Q3 2005 Results dated November 10, 2005.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

/C O R R E C T I O N -- RADA Electronic Industries/

Thursday November 10, 6:50 am ET

In the news release, RADA Electronic Industries Ltd. (Nasdaq: RADI - News) Announces Q3 2005 Results, issued yesterday, Nov. 9, by RADA Electronic Industries Ltd. over PR Newswire, we are advised by the company that the first table, CONSOLIDATED BALANCE SHEETS was issued incorrectly. Complete, corrected release follows:

             RADA Electronic Industries Announces Q3 2005 Results


NETANYA, Israel, Nov. 9 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) today reported its financial results for the first nine month period ended September 30, 2005. The company reported revenues of $9.2 million, compared to revenues of $10.66 million for the period ending September 30, 2004. Gross profit for the nine month period decreased to $0.82 million from $2.89 million for the same period in 2004. SG&A costs for the nine month period remained unchanged at $2.1 million.. As a result, the company reported a net loss of $1.8 million. This compares to a net profit of $476,000 for the first nine months of 2004.

Commenting on the results, RADA's CEO, Mr. Adar Azancot stated, "Our current financial results for September 2005 show a net loss, higher than expected. The main reason for this is our lack of off-the-shelf product sales in 2005. While in 2003 and 2004 our Company recorded over 55% off-the-shelf product revenues, so far in 2005, about 75% of our revenues originate from development programs. Since development programs require a certain amount of investment, and as we have over 10 development programs in progress, without product sales to compensate, a loss was inevitable".

"However, looking at the progress that we have made in a wider perspective along three years, we see substantial growth in all dimensions of the Company. Our development efforts over the past three years well position us with over 10 new product types, compared with only two off-the-shelf products that we had over the last three years; our traditional FACE and CATS. These new products will be available for sale during 2006. We knew that extensive development activity will require investment and we adjusted our Company to this period. I am glad to note that on the marketing front, we see a wider range of customers, and potential penetration into two strategic markets: the US, and India."

As for the strategic vision Mr. Azancot stated; "We believe that RADA today is turning into a solid and mature Company with a broad product offering and with the ability to compete for larger programs in volume, grow externally through M&A activity, and participate in future privatization opportunities in Israel."

The Company will host a conference call, today, November 9th, at 10:30am EST. On the call, Mr. Adar Azancot, CEO and Mr. Elan Sigal CFO, will review and discuss the quarter results and will be available to answer questions. To participate, you may dial one of the numbers below to join the call. Please place your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

                      US Dial-in Number: 1 866 229 7198
                      ISRAEL Dial-in Number: 03 918 0600
                INTERNATIONAL Dial-in Number: +972 3 918 0600

                                     At:
                             10:30am Eastern Time
                             7:30am Pacific Time
                              5:30pm Israel Time

For those unable to participate in the conference call, there will be a replay available starting 2 hours after the call. The replay will be available for two days. To access the reply, dial: 1 866 500 4953 (US) or +972 3 925 5936 (Intl).

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact:  Elan Sigal- C.F.O
              RADA Electronic Industries Ltd.
              Tel: 011-972-9-8921111

                           CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share and per share data

                                            September 30,    December 31,
                                                 2005           2004
         ASSETS                               (unaudited)

    CURRENT ASSETS                               $8,751         $8,524
    LONG-TERM RECEIVABLES AND DEPOSITS            3,625          3,722
    PROPERTY, PLANT AND EQUIPMENT, NET            4,089          4,283
    OTHER ASSETS, NET                             2,644          1,768
    Total assets                                $19,109        $18,297

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES                          $6,014         $6,259

    LONG-TERM LIABILITIES                         4,473          4,409

    MINORITY INTERESTS                              381            397

    SHAREHOLDERS' EQUITY:
     Share capital

     Ordinary shares of NIS 0.005 par
      value - Authorized: 47,500,000 and
      45,000,000 shares at September 30,
      2005 and December 31, 2004,
      respectively; Issued and outstanding:
      22,362,032 and 20,448,364 shares at
      September 30, 2005 and December 31,
      2004, respectively                            112            110
    Additional paid-in capital                   64,545         61,851
    Warrants                                      2,321          2,223
    Accumulated deficit                         (58,737)       (56,952)
    Total shareholders' equity                    8,241          7,232

    Total liabilities and shareholders'
     equity                                     $19,109        $18,297

    CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except per share data

                                                                       Year
                           Nine months ended    Three months ended    ended
                                                                     December
                             September 30,        September 30,        31,
                           2005        2004      2005        2004      2004
                               Unaudited            Unaudited
    Revenues:
    Products              $ 7,416     $ 8,372  $ 1,990      $ 3,162  $ 11,123
    Services                1,755       2,286       533         578     3,037

                            9,171      10,658     2,523       3,740    14,160
    Cost of revenues:
    Products                7,254       6,579     2,437       2,219     9,111
    Services                1,094       1,192       498         319     1,176

                            8,348       7,771     2,935       2,538    10,287

    Gross profit (loss)       823       2,887     (412)       1,202     3,873

    Operating expenses:
    Marketing and selling     717         570       179         160       738
    General and
    administrative          1,441       1,555       444         587     2,116

    Total operating
    expenses:               2,158       2,125       623         747     2,854

    Operating income
    (loss)                (1,335)         762   (1,035)         455     1,019
    Financial expense,
    net                     (464)       (321)     (167)       (149)     (248)
    Other income, net                      17                     7       23

                          (1,799)         458   (1,202)         313       794

    Minority interests in
    losses of subsidiary       14          18         3           -        28


    Net income (loss)    $(1,785)       $ 476   $(1,199)      $ 313     $ 822

    Income (loss) per
    share:

    Basic net income
    (loss) per share      $(0.09)      $ 0.02   $ (0.06)     $ 0.02    $ 0.04

    Diluted net income
    (loss) per share      $(0.09)      $ 0.02   $ (0.06)     $ 0.01    $ 0.03








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                      (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: November 10, 2005